Exhibit 99.1

FOR IMMEDIATE RELEASE

ChemGenex’s Omacetaxine Demonstrates 80% Complete Hematological Response Rate in Drug-Resistant CML Patients with the T315I Mutation

MELBOURNE, Australia, and MENLO PARK, California U.S.A. (December 9, 2008). ChemGenex Pharmaceuticals (ASX: CXS, NASDAQ: CXSP) announced today positive interim clinical data from 44 patients enrolled in its ongoing phase 2/3 trial of omacetaxine mepesuccinate in chronic myeloid leukemia (CML) patients with the T315I mutation.

Clinical investigators reported that subcutaneous omacetaxine was generally well tolerated and demonstrated durable complete hematological and cytogenetic responses in patients who had failed to respond to the current front-line treatment, imatinib mesylate (Gleevec®), and who have the T315I mutation. There are currently no effective drug treatments for the increasing number of patients with the T315I mutation, and it is acknowledged as an important therapeutic challenge in the treatment of CML.

Dr. Jorge Cortes, Professor of Medicine and Deputy Chair, Department of Leukemia at The University of Texas, MD Anderson Cancer Center in Houston, presented data today on behalf of a team including investigators from ChemGenex and leading U.S. and European research centers in a poster discussion session at the American Society of Hematology (ASH) 50th Annual Meeting in San Francisco, California.

Data were presented from 44 patients: 25 in chronic phase, 11 in accelerated phase and 8 in blast phase. Highlights of the data were:

•	Complete hematologic responses (CHR) in 80% of chronic phase patients, median response duration 11.5+ months (range 3.5-25.4+ months)

•	Major cytogenetic responses (MCyR) in 20% of chronic phase patients, median response duration 4.8+ months (range 0.3-9.7+ months)

•	Progression Free Survival (PFS) rates for chronic phase patients of 80% at 1 year and 70% at 2 years

•	Hematologic responses in 45% of accelerated phase patients (median duration 9.6+ months) and 13% of blast phase patients

•	Investigators reported that omacetaxine is generally well tolerated, and that the most common side effect, reversible and transient myelosuppression, rarely results in serious clinical complications

ChemGenex’s Omacetaxine Demonstrates 80% Complete Hematological Response Rate in Drug-Resistant CML Patients with the T315I Mutation

"Omacetaxine continues to be a promising candidate for the treatment of CML patients with the T315I mutation, a common mutation in patients who have failed Gleevec® (imatinib) therapy and one for which there are no available therapies,” said Dr. Cortes. “The clinical trial data we have presented demonstrates the ability of omacetaxine to induce durable clinical remissions in T315I+ CML patients and the elimination of the T315I clone in the majority of patients studied."

T315I-positive patients represent a significant and growing unmet medical need in CML, and omacetaxine continues to demonstrate impressive clinical benefits for patients with this mutation,” said Dr. Greg Collier, ChemGenex’s Managing Director and Chief Executive Officer. “This data presentation at ASH is another significant milestone for the company, being a strong indication of the data that will comprise the clinical section of our New Drug Application (NDA) to the FDA next year. We are on track to complete clinical trial enrollment by the end of this year, and we anticipate completing our rolling NDA submission for omacetaxine by mid 2009.”

Gleevec®/Glivec® is a registered trademark of Novartis AG.

About ChemGenex Pharmaceuticals Limited	(http://www.chemgenex.com)

ChemGenex Pharmaceuticals is a pharmaceutical development company dedicated to improving the lives of patients by developing personalized oncology medicines. ChemGenex harnesses the power of genomics both to discover novel targets and drug compounds, and in clinical trials to develop more individualized treatment outcomes. ChemGenex’s lead compound, omacetaxine mepesuccinate (formerly known as Ceflatonin®), is currently in phase 2/3 clinical trials for chronic myeloid leukemia (CML). ChemGenex has a second anticancer compound, amonafide dihydrochloride (formerly known as Quinamed®) which is in phase 2 clinical development for various solid cancers, and a portfolio of assets in pre-clinical development. ChemGenex currently trades on the Australian Stock Exchange under the symbol "CXS" and on NASDAQ under the symbol "CXSP".

Details on the clinical trials can be accessed from the following websites;

http://clinicaltrials.gov/ct2/show/NCT00375219?term=homoharringtonine&rank=9 and http://www.tkiresistantcmltrials.com

Level 4, 199 Moorabool St, Geelong, Victoria 3220, Australia   Telephone: +61 3 5223 9900   Facsimile: +61 3 5229 0100
Email: chemgenex@chemgenex.com   ABN 79 000 248 304

ChemGenex’s Omacetaxine Demonstrates 80% Complete Hematological Response Rate in Drug-Resistant CML Patients with the T315I Mutation

Contacts

ChemGenex Information

Dr. Greg Collier
CEO and Managing Director
Cell (Australia): +61 419 897 501
Cell (USA): +1 650 200 8145
Email: gcollier@chemgenex.com

Media Relations – Australia	Media Relations - USA

Rebecca Wilson	Joan Kureczka
Buchan Consulting	Kureczka/Martin Associates
Tel: +61 2 9237 2800	Tel: +1 415 821 2413
Cell: + 61 (0) 417 382 391	Email: Jkureczka@comcast.net
Email: rwilson@bcg.com.au

Safe Harbor Statement

Certain statements made herein (including for this purpose sites to which a hyperlink has been provided) that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability to successfully market products in the clinical pipeline, the ability to advance promising therapeutics through clinical trials, the ability to establish our fully integrated technologies, the ability to enter into additional collaborations and strategic alliances and expand current collaborations and obtain milestone payments, the suitability of internally discovered genes for drug development, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the United States, changes in tax and other laws, changes in competition and the loss of key personnel. These statements are based on our management’s current expectations and are subject to a number of uncertainties that could change the results described in the forward-looking statements.  Investors should be aware that there are no assurances that results will not differ from those projected.

###

Level 4, 199 Moorabool St, Geelong, Victoria 3220, Australia   Telephone: +61 3 5223 9900   Facsimile: +61 3 5229 0100
Email: chemgenex@chemgenex.com   ABN 79 000 248 304